Exhibit (4)(w)


                  TEXAS OPTIONAL RETIREMENT PROGRAM ENDORSEMENT


The policy is changed as set out below to adapt it for use with the Texas Optional Retirement Program:


         ORP. "ORP" means the Texas Optional Retirement Program.

         EMPLOYER. "Employer" means the employer named on the group policy application or any other Texas public institution of higher education through which a participant has subsequently continued employment and ORP participation.

         ORP INTERPRETATION. The Employer shall interpret the ORP provisions and decide all questions about what is allowed or required by the ORP, except for administration of qualified domestic relations orders. We have no duty to review or interpret the ORP provisions other than for qualified domestic relations orders, and we have no duty to review or approve any decision of the Employer. We are entitled to rely on the written directions of the Employer on such matters.

         APPLICABLE STATE LAW RESTRICTIONS. This policy is restricted as required by Texas law provisions applicable to the ORP. We may change the terms of this policy or administer this policy at any time as needed to comply with such state law provisions.

         CONTRIBUTIONS LIMITED; NO MINIMUM REQUIRED. Only amounts paid under the ORP may be contributed to the policy. There is no minimum regular required contribution that must be paid to us under the policy.

         ORP DISTRIBUTION PROVISIONS. Distributions of a participant's interest allowed under this policy may be made to the participant or the participant's beneficiaries only after the return of any non-vested amounts, and only after (1) the participant terminates employment with all Texas public institutions of higher education, (2) the participant attains age 70-1/2, or (3) the participant dies. No such distribution may be made without the written certification of the Employer of the participant's vesting status and, if the participant is living and under age 70-1/2, the termination date of the participant's employment.

         RETURN OF NON-VESTED AMOUNTS. Contributions by the Employer that were not based on a reduction in the participant's salary are subject to the vesting provisions of the ORP. If at any time the ORP provides for a forfeiture of such Employer contributions, then amounts may be surrendered from the participant's interest under the policy to repay such contributions, as directed by the Employer.

         ORP LOAN PROVISIONS. If loans are allowed under this policy, a loan may be made to a participant only after the return of any non-vested amounts held with respect to such participant and only after (1) the participant terminates employment with all Texas public institutions of higher education, or (2) the participant attains age 70-1/2. No loan may be made without the written certification of the Employer of the participant's vesting status and, if the participant is under age 70-1/2, the termination date of the participant's employment.


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This is a part of the  policy.  It is not a separate  contract.  It changes  the policy only as and to the extent stated. In all cases of conflict with the other terms of the policy, the provisions of this endorsement shall control.

     Signed for us at our office as of the date of issue.


         /s/ Betty Kasprowicz                   /s/ James M. Mortenson

         Betty Kasprowicz                       James M. Mortenson
         ASSISTANT SECRETARY                    EXECUTIVE VICE PRESIDENT











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